UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            For the month of July, 2006

                            SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                           SPIRENT COMMUNICATIONS PLC

              ACQUISITION OF SCIENTIFIC SOFTWARE ENGINEERING, INC.

London, UK - 10 July 2006: Spirent Communications plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces that it has acquired Scientific Software Engineering, Inc. ("SSE"), the US based developer of the fast growing Landslide product, a leading software based system for testing the performance and functionality of 2.5 and 3G wireless network infrastructure.

Spirent is paying an initial consideration of $10.0 million (GBP5.4 million), payable in cash on completion with up to a further $6.0 million (GBP3.3 million) payable depending on the satisfaction of certain technical milestones and the retention of key employees.

SSE, based in Dallas, Texas and employing 24 people, will be incorporated within Spirent's Performance Analysis division. Spirent has been re-selling the Landslide product since November 2003 and customers include leading global network equipment manufacturers and wireless operators.

The acquisition will allow Spirent to integrate the business and the technology to deliver enhanced applications for the wireless infrastructure, IMS and fixed-mobile convergence test markets, which have been identified as key growth areas. Landslide revenues grew strongly in the first half of the year.


Anders Gustafsson, Chief Executive, commented:


"The acquisition is in line with our strategy to expand our communications business, drive profitable growth and deliver shareholder value. We believe that the Landslide product is a market-leading solution for wireless network infrastructure testing and will also enhance our IMS portfolio."


                                    - ends -


Enquiries

Spirent Communications plc                                    +44 (0)1293 767676
Anders Gustafsson, Cheif Executive
Eric Hutchinson, Chief Financial Officer

Smithfield
Reg Hoare/Katie Hunt                                         +44 (0)20 7360 4900



   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                                 www.uppa.co.uk
                             or tel: 020 7421 6000


About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __10 July, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*